REG TECHNOLOGIES INC.

Suite 240 – 1170 Hammersmith Way

Richmond, BC  V7A 5E9

Tel:  604.278-5996

Fax:  604.278.3409

August 29, 2011

MANAGEMENT DISCUSSION & ANALYSIS

This  annual  management  report  of  Reg  Technologies  Inc.  (“Reg”  or  the  “Company”)  is  an  addition  and supplement  to  the  audited  consolidated  financial  statements  for  the  fiscal  years  ended  April  30,  2011  and

2010,  and  should  be  read  in  conjunction  with  those  statements,  which  were  prepared  in  accordance  with

Canadian  generally  accepted  accounting  principles  (GAAP).  This  management  report  presents  the  views of Management on current Company  activities and on the annual financial results, as well as a preview of activities during the coming fiscal year.

FORWARD LOOKING STATEMENTS

Certain statements  contained in this MD&A using the terms “may”, “expects to”, “projects”, “estimates”,

“plans”,  and  other  terms  denoting  future  possibilities,  including  our  expectations  and  objectives,  are forward-looking  statements  in  respect  to  various  issues  including  upcoming  events  based  upon  current expectations,  which  involve  risks  and  uncertainties  that  could  cause  actual  outcomes  and  results  to  differ

materially.   These  statements  reflect  the  current  views  of  management  with  respect  to  future  events  and

are  subject  to  risks,  uncertainties  and  other  factors.    Our  actual  results,  performance  or  achievements

could   differ   materially   from   those   expressed   in,   or   implied   by,   these   forward-looking   statements,

including those described in  our financial statements,  Management’s Discussion & Analysis and Material

Change  Reports  filed  with  the  Canadian  Securities  Administrators.   Accordingly,  no  assurances  can  be

given  that  any  of  the  events  anticipated  by  the  forward-looking  statements  will  transpire  or  occur,  or  if any of them do so, what benefits, including the amount of proceeds, that we will derive therefrom.

All  subsequent  forward-looking  statements,  whether  written  or  oral,  attributable  to  our  company  or persons acting on our behalf are expressly qualified in their entirety by these cautionary statements.

Overview

We are a development stage company engaged in the business of developing and commercially exploiting an  improved  axial  vane-type  rotary  engine  known  as  the  RadMax™  rotary  technology  (the  “Technology”

or the “RadMax Engine”), used in the design of lightweight and high efficiency engines, compressors and pumps.  Since  no  marketable  product  has  yet  been  developed,  we  have  not  received  any  revenues  from operations.

In   July,   2010   we   incorporated   our   80%   owned   subsidiary   Minewest   Gold   and   Silver   Corp.   Inc.

(“Minewest”),  a  private  company  incorporated  in  British  Columbia  for  the  purpose  of  acquiring  and exploring  mineral  properties.  During  the  year  ended  April  30,  2011,  we  transferred  to  Minewest  our

100%  ownership  in  our  undivided  50%  interest  subject  to  a  5%  net  smelter  return  in  33  mining  claims

(the  “Silverknife  Property”)  in  the  Tootsee  River  area  of  the  province  of  British  Columbia  for  cash payment  of  $25,000  and  issuance  of  8,000,000  common  shares  of  Minewest.  Effective  December  15,

2010 Minewest purchased 100% of Rapitan Resources Inc.’s ownership in 25% interest of the Silverknife

Property for cash payment of $10,000 and issuance of 2,0000,000 common shares of Minewest.

The  Company  is  planning  on  a  distribution  of  its  holdings  of  common  shares  of  Minewest  to  its shareholders  on  a  7  to  1  basis  –  for  every  seven  shares  of  the  Company  the  shareholder  will  receive  one share of Minewest.

We  are  a  reporting  issuer  in  British  Columbia  and  Alberta  and  trade  on  the  TSX  Venture  Exchange  (the

(“TSX.V”) under the symbol “RRE”.  We are also listed on the OTC BB under the symbol “REGRF”.

The RadMax™ Rotary Technology

The  worldwide  marketing  and  intellectual  rights  to  the  Technology,  other  than  in  the  US,  are  held  by  us

and  REGI  owns  the  US  marketing  and  intellectual  rights.    We  own  28.75  million  shares  of  REGI,

representing  an  11.75%  interest.   We  have  a  project  cost  sharing  agreement  with  REGI  whereby  we  each fund 50% of the costs of developing the Technology.

Based  upon  testing  work  performed  by  independent  organizations  on  prototype  models,  we  believe  that the  RadMax  Engine  holds  significant  potential  in  a  number  of  other  applications  ranging  from  small

stationary   equipment   to   automobiles   and   aircraft.   In   additional   to   its   potential   use   as   an   internal

combustion  engine,  the  RadMax  Engine design  is  being  employed in  the  development  of  several  types  of

compressors,  pumps,  expanders  and  other  applications.   The  mechanism  can  be  scaled  to  match  virtually

any size requirement.

To  date,  several  prototypes  of  the  RadMax  Engine  have  been  tested  and  additional  development  and

testing   work   is   continuing.     We   believe   that   such   development   and   testing   will   continue   until   a

commercially  feasible  design  is  perfected.    There  is  no  assurance  at  this  time,  however,  that  such  a

commercially  feasible  design  will  ever  be  perfected,  or  if  it  is,  that  it  will  become  profitable.    If  a

commercially  feasible  design  is  perfected,  we  do,  however,  expect  to  derive  revenues  from  licensing  the

Technology, regardless of  whether actual commercial production is ever achieved.   There is  no assurance

at  this  time,  however,  that  revenues  will  ever  be  received  from  licensing  the  Technology,  even  if  it  does prove to be commercially feasible.

Based  on  the  market  potential,  we  believe  the  RadMax  Engine  is  well  suited  for  application  to  internal combustion engines, pumps, compressors and expansion engines.

The  RadMax  Engine  must  be  technologically  superior  to  other  engines  that  competitors  offer  and  must

have  a  competitive  price/performance  ratio  to  adequately  penetrate  its  potential  markets.   A  number  of

rotary  engines  have  been  designed  over  the  past  80  years  but  only  one,  the  Wankel,  has  been  able  to achieve mechanical practicality and any significant market acceptance.

We  have  tested  the  RadMax  Engine  technology  for  interested  customers.   To  date,  we  have  granted  an

option  for  a  license  for  certain  applications  to  a  Fortune  1000  company,  which  has  evaluated  the

RadMaxEngine  design  and  assisted  in  the  development  and  testing  at  no  cost  to  us.  On  December  31,

2010 the option agreement expired without being exercise.

RadMax™ Engine

Based   on   a   review   of   published   industry   literature   by   our   thermodymanics   engineer,   Dr.   Allen

MacKnight,  PhD.,  we  believe  that  the  RadMax  Engine  could  achieve  improved  fuel  consumption  when

compared   to   gasoline   and   turbine   engines.     Specifically,   a   given   volume   of   diesel   fuel   contains

approximately   30%   more   energy   that   the   same   volume   of   gasoline   and   diesel   engines   consume

approximately  0.4  pounds  of  fuel  for  every  horsepower hour.   As  a  point  of  reference,  all  turbine  engines

consume approximately 0.8 pounds of fuel for every horsepower hour.

To  bring  the  RadMax  Engine  from  concept  to  reality,  a  number  of  milestones,  or  steps,  are  required  for

ultimate  qualification.    These  start  with  concept  drawings  and  presentations,  and  lead  to  testing  by independent agencies to validate the emissions, horsepower, and other critical metrics.

Together with REGI, we have been working with a Fortune 1000 company since April 2008 in evaluating

and   considering   technical   solutions   in   developing   the   RadMax   Engine   application   based   on   a

specification  of  its  industry  partner.   Under  the  terms  of  a  confidentiality  agreement,  we  are  prohibited from publishing the name of the partner or discussing the partner’s specific application.

The  agreement  gives  the  Fortune  1000  company  an  option  for  90  days  after  the  completion  of  the evaluation period to enter into a letter of intent for exclusive commercial and military markets. They have a  period  of  12  months  after  completion  of  the  evaluation  period  to  enter  into  a  letter  of  intent  for  a  non-

exclusive  license  for  the  RadMax  Engine  for  certain  commercial  and  military  markets.  This  agreement expired on December 31, 2010.

We  retained  Belcan  Engineering  Services  of  Phoenix,  AZ  to  review  the  Fortune  1000  diesel  engine design  before  production  of  the  prototype,  which  review  was  to  help  to  ensure  a  streamlined  and  timely

fabrication  process.   Following  the  design  review,  the  next  step  will  be  to  fabricate  RadMax  Engine  parts

and assemblies, validate assembly  operations, and conduct component, assembly, and system tests.   After

multiple   technical   meetings   with   Belcan   Engineering   Services,   the   following   results   have   been

accomplished:

*     familiarization  with  the  RadMax  Engine  baseline  design,  including  mechanical  operation,

friction;

*     contributors and sealing approach;

*     shared understanding of the vane actuation system;

*     determination of vane loads in compressor and engine applications;

*     preliminary evaluation of thermodynamics and determination of potential hot spots;

*     evaluation of compression ratio, and recommendations for design modifications; and

*     assessment  of  all  bearings  –  main  bearings  which  control  all  rotating  components,  linear

bearings   which   control   the   vane   actuators,   and   journal   bearings   which   facilitate   wheel

operations on the fixed stators.

Belcan’s   technical   assignment   was   to   optimize   the   design   of   the   diesel   engine   application   which

comprises  the  vanes,  push  rods,  and  a  lift  block  that  interface  with  a  stator.   The  review  of  the  RadMax

Engine   thermodynamics   and   vane-actuation   systems   were   performed   first.     All   recommendations

resulting   from   these   reviews   were   evaluated   and   changes   into   the   RadMax   Engine   baseline   were

incorporated as appropriate.

The  design  review  covered  thermodynamic  engineering  work,  material  selections,  sealing  solutions,

component geometry, mechanical integration, operating limitations and a vital assembly review.

The   resultant   thermodynamics   report   included   recommendations   for   RadMax   Engine   materials,

thicknesses,  tolerances,  and  coatings.   One  specific  recommendation  is  to  fabricate  the  cam  using  lighter weight materials to take advantage of its improved thermal conductivity.

In June 2010, REGI met with representatives of the Fortune 1000 company and conducted a review of the engine  analysis,  design,  and  fabrication  plans.  At  the  completion  of  the  review,  we  announced  that  the design  review  indicates  the  acceptance  of  the  demonstration  RadMax  Engine,  subject  to  a  few  minor action  items  that  have  since  been  resolved.  The  objective  of  the  review  was  to  obtain  approval  to commence  fabrication  of  the  demonstration  diesel  engine.  A  revised  drawing  package  and  computer models of the updated components were submitted to the Fortune 1000 Company for final review.

On  August  12,  2010,  following  two  years  of  technical  assessments  and  design  reviews,  the  engineering team  confirmed  that  the  RadMax  Engine  engineering  drawings  were  complete,  additional  technical reviews  were  not  necessary  and  we  would  proceed  with  building  the  RadMax  demonstration  prototype.

Commercial  item  procurement,  parts  fabrication  and  preparation  for  prototype  testing  are  underway.  Our target  is  to  complete  prototype  fabrication  and  start  initial  testing  early  2011  after  completion  of  our planned financing.  This event represents the completion of another significant milestone.

After  completion  of  our  Request  for  Proposals  to  three  pre-qualified  bidders  to  provide  a  fixed-price

quotation   we   selected   Path   Technologies   Inc.   (“Path   Tech”),   of  Painesville,   Ohio,   to   fabricate   the

prototype  RadMax  Engine.  Upon  the  commencement  of  the  fabrication  stage,  we  will  integrate  those parts, along with other commercial items (fuel injection, for example) to produce the prototype engine.

In  February,  2011,  we  paid  Path  Technologies   for  the  purchase  order  to  commence  fabrication  to

complete the cam and actuator for the RadMax™ demonstration diesel engine model.

On March 8, 2011 we provided a fabrication progress report of the RadMax™ assembly via news release,

reporting the initial fabrication progress is as follows:

*     All specified material has been ordered

*     All connecting tubes have been final machined to their outside and inside geometric tolerances

*     The connecting tubes have been masked for subcontracted flame spray plating services

*     Each of the 24 vane blocks have been trued, which means three axis sides are perfectly parallel to their opposite sides and perpendicular to each other

*     The outside dimensions of the vane portion has been fabricated in a wire EDM Process

Following  completion  of  the  vanes,  flame  spray  plating  of  the  connecting  tubes,  fabrication  of  the  apex seals,  wheel  assemblies,  and  attaching  parts,  the  actuator  components  will  be  ready  for  sub  component testing.

Next  components  planned for  fabrication  are  the  cam  assemblies,  rotor  assemblies,  stator  assemblies,  and

enclosure   assemblies.   Following   each   of   these   fabrications   the   components   will   be   tested.   Upon

successful  testing  of  the  components  the  entire  RadMax™  engine  will  be  prepared  for  friction  testing,

lubrication flow testing, cooling flow testing, and compression testing.

Upon  successful  completion  of  the  entirety  of  tests  performed  on  the  RadMax™  engine,  fuel  and  engine certification tests will be conducted by an independent recognized facility.

During May, 2011 we received our second fabrication progress report for the prototype RadMax™ Diesel

Engine  whereby  we  estimated  that  approximately  one-third  of  all  fabrication  work  was  complete.  The fabrication progress in May was as follows:

*     The  Rotors  have  completed  their  first-pass  rough  turning  process  within  .030-inch  of  final.  As  of this report, the following Rotor fabrication operations have been completed: Outer surface, Neck,

Driveshaft Slot, and Combustion Chamber.

*     The  Cams  have  completed  their  initial  rough  turning  passes.  The  reason  for  the  two  pass  turning process  is  because  the  metal  “moves”  (stretches  or  deforms)  after  the  machining  process.  To maintain our high-tolerance requirements, the two-passes are required.

*     Fabrication  of  the  24  Vane-Actuator  assemblies  is  complete.  This  includes  completion  of  the

Vanes,  Connecting  Tubes,  Axles,  Wheels,  Wrist  Pins,  and  integration  with  commercial  wheel bearings.

During  August,  2011  we  had  successful  transfer  directly  from  3D  cad  model  to  CNC  machine  code  for the prototype RadMax™ Diesel Engine.

This  was  a  significant  event,  as  we  proved  our  capability  to  go  from  3D  computer  models  of  the  cam surface  to  deriving  the  cutter  path  for  the  CNC  milling  center  and  fabricating  the  complex  cam  surface.

Consultants  at  Path  Technologies  believe  that  95%  of  the  fabrication  of  the  parts  is  estimated  to  be completed  by  early  September  2011.  In  prior  technological  stages,  machine  readable  flat  files  comprised of  many  thousands  of  points  with  x,  y,  and  z  coordinates  were  required  to  be  loaded  into  CNC  machines with the process verified with human-entered corrections and multiple test pieces fabricated before a final prototype product was achieved.

This  successful  transfer  applies  directly  to  the  RadMax  cam  and  stator  surfaces;  both  of  which  are implementations of complex transcendental formulas.

A   detailed   thermodynamic   analysis   of   the   patented   RadMax   engine   was   performed   last   year   in

conjunction with Belcan Engineering Services. As a result, the cam is fabricated from lightweight aircraft

Aluminum  and  weighs  approximately  12  pounds.  This  is  in  sharp  contrast  to  earlier  implementations  in steel  that  weighed  more  than  50  pounds  each.  This  capability  is  one  of  the  major  contributing  factors  to

RadMax engine weight reduction, which naturally leads to enhanced fuel economy in every application.

RadMax™ Pump

We  actively  pursued  the  development  of  the  RadMax™  Pump  from  early  2007  until  March  2008.   From

September  2007  until  March  2008,  we  worked  with  an  industry  partner  in  the  water  pump  industry.  The partner  evaluated  the  pump  as  a  potential  new  product  offering  as  part  of  its  fire  engine  chemical

dispersant  product  line.   The  evaluation  and  test  period ended  when  the  partner  had a  change  in  its  senior

management and their leading advocate left the company.   Until there is further interest established in the

RadMax™ Pump by an end user, no further work is anticipated.

RadMax Compressor

We  then  focused  our  technical  resources  on  validating  the  seals  for  a  compressor  application,  leading towards the technology incorporation in the RadMax Engine.

In  February  2009  the  pump  was  set  up  in  our  Richmond,  B.C.  laboratory,  for  demonstration  to  interested

parties.   It  is  a  fully  functional  prototype  capable  of  pumping  twice  its  internal  volume  every  revolution.

Future  development  would  take  the  form  of  customization  based  on  interest  from  another  industry

partner.   Commercialization  requires  tooling  to  significantly  reduce  the  cost  of  the  pump  in  a  production environment.

We actively pursued the development of high pressure metal seals using the RadMax™ Compressor from

July  2007  until  September  2007.  The  technical  concept  of  high  pressure  metal  seals  was  validated  in  a

prototype  compressor  test  bed  that  was  fabricated  from  residual  hardware.    There  was  no  immediate

interest by  an industry  partner to enter intoa joint development of the RadMax™ Compressor. Until there is  further  interest  established  in  the  RadMax™  Compressor  by  an  end  user,  no  further  work  will  be conducted.

The Silverknife Property

The   Silverknife   property   represents   a   zone   of   known   Ag-Zn-Pb   mineralization   distal   to,   and

stratigraphically  lower  than  the  Silvertip  deposit  and  more  proximate  to  the  Cassiar  Batholith  (a  potential mineralizing  heat  source  in  the  district).  Paul  D.  Gray,  P.Geo.,  author  of  the  43-101  report  on  the

Silverknife   property,   believes   the   most   relevant   targets   for   mineral   exploration   on   the   Silverknife

Property  are  associated  chimney-type  feeder  systems  and  mantos  related  to  the  Silvertip  mineralizing event.

To  date,  there  has  been  insufficient  exploration  work  conducted  to  adequately  define  these  potential targets and it is uncertain if such targets will be discovered. However, the fact the mineralization has been identified  and  overlaps  onto  the  Silvertip  property  is  a  compelling  reason  to  explore  for  additional  zones of mineralization on the Silverknife Property.

In  1983,  the  Silverknife  Property  was  staked  and  from  1984-1988  Reg  Resources  Corp.  and  Chevron

Minerals   Inc.   a   staged   series   of   mineral   exploration   programs   were   conducted.   Geochemistry   and

geophysics were the primary initial (1983-1985) exploration tools applied to Property, and following on a number  of  anomalies  discovered  in  1985  a  30  hole  diamond  drill  program  was  completed.  Based  on  this first phase drilling, a “Discovery Zone” of silver-zinclead mineralization was uncovered.

Overall Performance

We   are   a   technology   development   and   mineral   exploration   company   engaged   in   developing   and

commercially  exploiting  an  improved  axial  vane  type  rotary  engine.  Our  subsidiary  Minewest  is  engaged in  the  acquisition  and  exploration  of  mineral  properties.  Our  expenditures  are  incurred  on  research  and development  of  our  technology,  as  well  as  acquiring  mineral  properties  and  carrying  out  exploration work.  We  do  not  have  any  producing  mineral  properties  at  this  time,  and  our  technologies  are  not  yet commercially  viable.  The  recoverability  of  amounts  shown  for  investments,  mineral  properties,  and  the related  deferred  expenditures  is  dependent  upon  the  existence  of  economically  recoverable  reserves,  the ability  to obtain the necessary  financing to complete the exploration, the profitability  of future production or  our  ability  to  dispose  of  those  assets  on  a  profitable  basis.  Our  ongoing  operation  is  dependent  upon cash flow from loans and equity financing.

Results of Operations

Unless otherwise noted, all currency amounts are stated in Canadian dollars.

The  following  table  summarizes  selected  financial  data  for  the  Company  for  each  of  the  three  most

recently  completed  financial  years.   The  information  set  forth  below  should  be  read  in  conjunction  with the  consolidated  audited  financial  statements,  prepared  in  accordance  with  Canadian  generally  accepted accounting principles, and the related notes thereto.

Year ended

Year Ended

Year Ended

April 30, 2011

April 30, 2010      April 30, 2009

Total Revenue

-

-

-

General and administrative expenses

502,803

689,666

785,625

Gain on sale of investee shares

102,966

142,815

347,099

Net    gain    on    expiration    and    modification    of

126,404

6,971

-

financial instrument liability

Unrealized gain on financial instrument liability

5,872

62,916

14,815

Net loss:

- Total

(246,000)

(454,902)

(456,090)

- Basic and diluted loss per Share

(0.01)

(0.02)

(0.02)

We  have  generated  no  revenue  from  our  operations.  We  have  incurred  a  loss  of  $257,244  in  the  year ended April 30, 2011 (2010 - $454,902).

Significant changes from  2010 to 2011 are as follows:

*     In  2011  we  had  a  convertible  debenture  of  principal  amount  of  $50,000.  Interest  expense  of

$10,894  was  recorded  on  the  loan  during  the  period,  while  we  did  not  have  such  debt  or  related interest expense in 2010;

*     We  decreased  shareholder  communication  expenses  from  $82,026  in  2010  to  $41,106  in  2011 due  to  our  continued  utilization  of  efficient  channels  for  shareholder  communication  during  the weak world economy;

*     From   2010   to   2011   office   expenses   decreased   from   $33,719   to   $27,286,   professional   fees

decreased from $105,851 to $99,670, and travel and promotion decreased  from $15,211 to 7,605,

all  due  to  our  continuing  effort  to  streamline  our  operations  and  share  costs  with  our  associated companies;

*     Transfer  agent  and  filing  fees  decreased  from  $26,925  in  2011  to  $15,101  in  2010  due  to  our lowered equity financing activities in 2011;

*     We  had  net  mineral  property  maintenance  costs  of  $7,254  in  2011  instead  of  costs  of  $8,060  in

2010 due to reimbursement by  Teryl Resources Inc. for their portion of the property  maintenance costs;

*     Research  and  development  expenses  decreased  from  $227,402  in  2010  to  $107,700  in  2011,

because  we  have  reached  a  stage  where  one  of  the  research  members’  work  was  not  required  in

2011 as much as in 2010;

*     Wages  and  benefits  increased  slightly  from  $22,541  in  2010  to  $26,750  in  2011  due  to  our severance pay while we streamline our office operations;

*     In  2010  we  had  stock  based  compensation  for  options  granted  of  $31,987;  in  2011  has  stock based compensation of $20,296;

*     In  2010  we  recorded  stock-based  compensation  of  $1,348  for  vesting  of  25%  of  the  50,000  stock options  granted  to  a  consultant;  while  in  2011  we  recorded  stock-based  compensation  of  $20,296 for  vesting  of  25%  of  the  750,000  options  granted  to  our  president  while  his  old  options  expired,

and $69,480 for the 2,195,000 warrants extension.

*     Management and director fees increased from $54,700 in 2010 to $61,200 in 2011 and consulting fees  increased  from  $16,542  in  2010  to  $32,209,  as  a  result  of  services  provided  for  our  new subsidiary Minewest incorporated in 2011.

In 2010 we recognized a gain of $142,815 on private sale of our holdings of REGI shares when the shares were  transferred  to  the  purchasers;  in  2011  we  recognized  the  gain  of  $102,966.  The  difference  is  largely due to the fact that we sold fewer REGI shares in 2011 (485,300 shares) than in 2010 (621,725 shares).

We  recorded  a  net  gain  of  $126,404  in  2011  and  $6,971  in  2010  on  expiration  and  modification  of warrants  issued  for  purchase  of  our  REGI  shares,  due  to  the  fact  that  most  of  the  warrants  issued  in  2010 expired in 2011.

Unrealized  gain  on  our  warrants  for  issued  for  our  REGI  shares  were  recorded  at  $62,916  in  2010  and

$5,872  in  2011,  largely  because  we  had  fewer  such  warrants  outstanding  at  the  end  of  2011  than  at  the end of 2010.

Summary of Quarterly Results

The following is a summary of our financial results of eight of our most recently completed quarters:

Three

Three

Three

Three

Three

Three

Three

Three

months      months

months

months

months

Months

Months

Months

Description

ended

ended

ended

ended

ended

ended

ended

ended

Apr.30,      Jan.31,

Oct. 31,

July 31,      April 30,      Jan. 31,

Oct. 31,

July 31,

2011

2011

2010

2010

2010

2010

2009

2009

$

$

$

$

$

$

$

$

Net Revenues

0

0

0

0

0

0

0

0

Income or

    loss before

    other items

Total

(192,754)     (117,920)

(92,486)

(99,643)      (177,367)      (185,081)      (167,292)

(159,926)

Per share

(0.00)

(0.00)

(0.00)

(0.00)

(0.02)

(0.004)

(0.006)

(0.00)

Net loss for

    period

Total

(64,049)     (117,920)

(23,502)

(61,898)      (113,407)      (105,852)      (157,669)

(77,974)

Per share

(0.00)

(0.00)

(0.00)

(0.00)

(0.02)

(0.004)

(0.006)

(0.00)

As  we  are  a  development  stage  company,  variances  by  quarter  reflect  overall  corporate  activity  and  are also  impacted  by  factors  which  are  not  recurring  each  quarter,  such  as  research  and  development  costs and financing costs.

The  fluctuations  in  net  loss  are  mainly  due  to  the  difficulties  faced  by  small  companies  when  it  comes  to

raising  funds  in  the  current  economic  climate.     When  a  financing  is  completed,  expenditures  rise,

increasing the net loss.  As those funds are allocated, expenditures decline, reducing the net loss.

Liquidity and Capital Resources

As  of  April  30,  2011  we  had  a  cash  position  of  $88,684,  compared  to  $364  as  at  the  year  ended  April  30,

2010,  representing  a  significant  increase  of  $88,320.  As  at  April  30,  2011,  we  had  a  working  capital  of

$678,684, compared to a working capital of $219,216 as at April 30, 2010.

During the year ended April 30, 2011 we issued a convertible debenture for $50,000, which bears interest

at  8%  per  annum,  payable  monthly,  is  unsecured  and  due  on  June  1,  2011.    The  unpaid  amount  of

principal  can  be  converted  at  any  time  at  the  holder’s  option  into  common  shares  at  a  price  of  $0.20  per

share.   We  had  the  option  to  repay  the  principal  and  accrued  interest  before  the  due  date  with  30  days advance notice. We repaid principal of $30,000 during February, 2011.

During  the  year  ended  April  30,  2011,  we  issued  1,894,333  common  shares  for  gross  proceeds  of

$272,187.

During   the   year   ended   April   30,   2011,   we   raised   $289,200   from   sale   of   our   private   placement

subscriptions and those of our 80% owned subsidiary Minewest.

During  the  year  ended  April  30,  2011,  we  raised  $76,466  from  sale  of  our  holdings  of  REGI  shares  and warrants for purchase of REGI shares from us.

We  are  owed  $865,607  by  REGI,  includes  REGI’s  50%  share  of  recent  project  costs  for  the  RadMax

Engine  pursuant  to  the  project  cost  sharing  agreement.    REGI  currently  lacks  the  liquidity  to  fund  its

share of the costs.

We   are   still   in   the   development   stage   of   our   business   and   expect   to   continue   with   research   and

development  activities  and  mineral  exploration  activities  for  the  near  future.    We  do  not  expect  to

generate  significant  revenues  in  the  near  future  and  will  have  to  continue  to  rely  upon  the  sale  of  equity

securities  to  raise  capital  or  shareholder  loans.   Fluctuations  in  our  share  price  may  affect  our  ability  to obtain future financing and the rate of dilution to existing shareholders.

We  have  no  funding  commitments  or  arrangements  for  additional  financing  at  this  time  and  there  is  no

assurance  that  we  will  be  able  to  obtain  any  additional  financing  on  terms  acceptable  to  us,  if  at  all.   Any

additional  funds  raised  will  be  used  for  general  and  administrative  expenses,  and  to  continue  with  our

research  and  development  activities.    The  quantity  of  funds  to  be  raised  and  the  terms  of  any  equity financing that may be undertaken will be negotiated by management as opportunities to raise funds arise.

We estimate that we will require approximately $250,000 to fund our general and administrative expenses

for  the  next  twelve  months.   We  will  also  require  approximately  $250,000  to  fund  our  share  of  the  costs for  the  RadMax  Engine,  being  the  master  design  integrator,  prototype  fabrication  and  labour  expense.

The  quantity  of  funds  to  be  raised  and  the  terms  of  any  equity  financing  that  may  be  undertaken  will  be negotiated by management as opportunities to raise funds arise.

Since its incorporation, the Company has financed its operations almost exclusively through the sale of its

common  shares  to  investors  and  by  borrowing  from  related  parties.   The  Company  expects  to  finance

operations  through  the  sale  of  equity  in  the  foreseeable  future  as  it  generates  limited  revenue  from

business operations.   There is no guarantee that the Company will be successful in arranging financing on

acceptable  terms.   To  a  significant  extent,  the  Company’s  ability  to  raise  capital  is  affected  by  trends  and

uncertainties beyond its control.   These include the market prices for base and precious metals and results from the Company’s exploration program.  The Company’s ability to attain its business objectives may be significantly  impaired  if  the  technologies  cannot  be  commercialized  or  prices  for  metals  fall  or  if  results from exploration programs on its properties are unsuccessful.

The  Company’s  objectives  when  managing  capital  are  to  safeguard  the  Company’s  ability  to  continue  as a  going  concern  in  order  to  pursue  the  exploration  of  its  mineral  claims  and  to  maintain  a  flexible  capital

structure  for  its  projects  for  the  benefit  of  its  stakeholders.   As  the  Company  is  not  earning  significant

revenues from operations, its principal source of funds is from the issuance of common shares.

Transactions with Related Parties

During the years  ended April 30, 2011 and 2010, we  entered into the following transactions  with and had the following balances owed by or to related parties:

*     At  April  30,  2011,  the  Company  is  owed  an  aggregate  of  $8,490  (2010  -  $28,455)  by  related

parties  and  owed  an  aggregate  of  $218,878  (2010  -  $146,741)  to  related  parties.   The  amounts

owed  are  unsecured,  non-interest  bearing  and  due  on  demand.   These  parties  are  companies  that

the President of the Company controls or significantly influences.

*     During the year ended April 30, 2011, rent of $15,680 (2010 - $10,181) incurred with a company that the President of the Company controls.

*     During  the  year  ended  April  30,  2011,  management  fees  of  $30,000  (2010  -  $32,500)  were incurred to a company of which the President is a director.

*     During  the  year  ended  April  30,  2011,  research  and  development  costs  of  $75,000  (2010  -

$63,300) were paid to a company controlled by Mr. Robert Grisar, a director of the Company.

*     During  the  year  ended  April  30,  2011,  management  and  directors’  fees  of  $31,200  (2010  -

$22,200)  were  paid  to  officers,  directors  and  companies  controlled  by  officers  and  directors  for services rendered.

These transactions are in the normal course of operations and are measured at the exchange amount of consideration established and agreed to by all the related parties.  Amounts due from and to related parties are unsecured, non-interest bearing and due on demand.

Financial Instruments & Other Instruments

Foreign exchange risk

The  Company  is  primarily  exposed  to  currency  fluctuations  relative  to  the  Canadian  dollar  through

expenditures  that  are  denominated  in  US  dollars.   Also,  the  Company  is  exposed  to  the  impact  of

currency fluctuations on its monetary assets and liabilities.

The  operating  results  and  the  financial  position  of  the  Company  are  reported  in  Canadian  dollars.

Fluctuations in  exchange rates will, consequently, have an impact  upon the reported operations of the

Company and may affect the value of the Company’s assets and liabilities.

The Company currently does not enter into financial instruments to manage foreign exchange risk.

The Company is exposed to foreign currency risk through the following financial assets and liabilities that are denominated in United States dollars:

Advances to

Equity

Due to

Accounted

Accounts

April 30, 2011

Cash

Related Party

Investee

Payable

$

(1,023)

$

3,465

$

604,869

$

21,745

At  April  30,  2011  with  other  variables  unchanged,  a  +/-10%  change  in  exchange  rates  would increase/decrease pre-tax loss by approximately +/- $63,110.

Interest rate and credit risk

The   Company   has   minimal   cash   balances   and   no   interest-bearing   debt.   The   Company   has   no

significant  concentrations  of  credit  risk  arising  from  operations.  The  Company's  current  policy  is  to

invest   any   significant   excess   cash   in   investment-grade   short-term   deposit   certificates   issued   by

reputable  financial  institutions  with  which  it  keeps  its  bank  accounts  and  management  believes  the risk  of  loss  to  be  remote.  The  Company  periodically  monitors  the  investments  it  makes  and  is satisfied with the credit ratings of its banks.

Receivables  consist  of  goods  and  services  tax  due  from  the  Federal  Government.    Management

believes that the credit risk concentration with respect to receivables is remote.

Liquidity Risk

Liquidity  risk  is  the  risk  that  the  Company  will  not  be  able  to  meet  its  financial  obligations  as  they

fall  due.   The  Company  manages  liquidity  risk  through  the  management  of  its  capital  structure  and financial leverage.

Fair Value Measurement

The   Canadian   Institute   of   Chartered   Accountants   (“CICA”)   Handbook   Section   3862   “Financial

Instruments Disclosures” requires disclosure of a three-level hierarchy  for fair value measurements based upon the significance of inputs used in making fair value measurements as follows:

*     Level 1 – quoted prices in active markets for identical assets or liabilities.

*     Level  2  –  inputs  other  than  quoted  prices  included  in  Level  1  that  are  observable  for  the  asset  or liability, either directly (i.e.: as prices) or indirectly (i.e.: derived from prices).

*     Level 3 – inputs for the asset or liability that are not based on observable market data.

At  April  30,  2011,  all  of  the  financial  instruments  measured  at  fair  value  are  included  in  Level  1  except financial instrument liability and convertible debts, which are in Level 2.

Significant Recent Developments

Spin Off of 50% Interest in Silverknife Claims to Subsidiary

On August 9th, 2010 we announced that we intended to spin off our 50% interest in the Silverknife claims,

located  in  Liard  Mining  Division,  BC,  to  a  newly  created  subsidiary,  Minewest  Silver  and  Gold  Inc.

(“Minewest”).    Minewest  will  prepare  a  geological  report  on  the  Silverknife  claims.    Pursuant  to  an

agreement  between  our  company  and  Minewest  we  will  perform  a  $150,000  work  program  in  the  first

year  and  a  $250,000  work  program  in  the  second  year.    As  consideration  for  the  50%  interest  in  the

Silverknife  claims,  Minewest  will  issue  up  to  8,000,000  common  shares  to  our  company  and  we  will

retain  a  5%  net  profit  return.   We  plan  to  distribute  the  Minewest  shares  to  our  shareholders  on  a  7  to  1 basis as of a record date of August 27th, 2010.

We  advised  that  negotiations  were  underway  to  acquire  the  additional  50%  interest  in  the  Silverknife

claims.   Minewest  intends  to  raise  $250,000,  of  which  $150,000  will  be  flow-through  shares  to  be  spent on exploration, including drilling the known silver, lead and zinc targets, which were identified in a 3,000 foot drilling program completed in 1985.

Subsequently,  we  announced  that  we  were  extending  the  record  date  and  distribution  of  the  Minewest shares  as  a  result  of  a  letter  received  from  Barry  Price,  who  is  associated  with  Rapitan  Resources  Inc.

(“Rapitan”),  one  of  the  optionors  of  the  Silverknife  claims.  In  his  letter  Mr.  Price  alleges  that  we  do  not hold an interest in the claims because the work required to earn the interest was not completed by January

1,  1985.    However,  we  assert  that  an  amended  agreement  was  signed  by  all  parties  extending  the completion of the work program to January 1, 1986, which work program was completed before that date.

On  December  21,  2010,  we  announced  that  we  signed  an  agreement  dated  December  16,  2010  with

Rapitan,   wherein   both   parties   confirm   that   there   are   no   further   disputes   regarding   ownership   of

Silverknife claims 1 and 2 and Rapitan sold its 25% interest in the Silverknife property  to Minewest, who will  consequently  own  70%  work  interest  in  the  Silvernife  Claims  1  and  2,  subject  to  a  10%  net  smelter return.

In  February,  2011  we  completed  our  43-101  report  which  result  was  announced  in  our  news  release.  A proposed Phase I exploration program consisting of a desk study followed by a series of on-the-ground

Property  boundary  and  drill  collar  location  surveys,  followed  by  geophysics  and  diamond  drilling  with  a recommended budget of $358,700 is recommended for the Silverknife Property.

On  February  15,  2011  our  directors  declared  a  distribution  of  Minewest  Silver  &  Gold  Inc.  shares  on  a  7 to 1 basis as of the previous record date February 15, 2011 to be extended to February 28th, 2011.

Directors and Officers

Our Board of Directors is as follows:

John Robertson

Suzanne Robertson

James Vandeberg

Robert Grisar

Our officers are:

John Robertson

President, Chief Executive Officer and Corporate Secretary

James Vandeberg

Chief Financial Officer

Internal Control Risks

The   President   or   the   Chief   Executive   Officer   (“CEO”)   and   Chief   Financial   Officer   ("CFO")   are

responsible   for   designing   internal   controls   over   financial   reporting   in   order   to   provide   reasonable

assurance   regarding   the   reliability   of   financial   reporting   and   the   preparation   of   the   Company's

consolidated  financial  statements  for  external  purposes  in  accordance  with  US  GAAP.  The  design  of  the

Company's  internal  control  over  financial  reporting  was  assessed  as  of  the  date  of  this  Management

Discussion and Analysis.

Based  on  this  assessment,  a  weakness  common  to  small  companies  was  identified.   The  Company  does

not  have  a  sufficient  number  of  personnel  to  allow  for  proper  segregation  of  duties.   To  compensate  for

this,  all  major  commitments  and  all  payments  require  two  signatures,  including  CEO,  and  a  member  of the board of directors.

Furthermore,  the  officers  and  directors  will  continue  to  monitor  very  closely  all  financial  activities  of  the

Company to mitigate this weakness, and candid discussion of any risks with the audit committee.

Risks and Uncertainties

The  risks  and  uncertainties  affecting  the  Company  are  set  out  in  the  Company’s  Annual  Information

Form filed on SEADR at www.sedar.com.   It is the management’s opinion that the Company will be able to  raise  sufficient  funds  on  hand  to  meet  the  Company’s  ongoing  administrative  expenses  for  a  period  of at least twelve months.

Disclosure Controls and Procedures and Internal Control over Financial Reporting

Management  has  established  processes,  which  are  in  place  to  provide  them  sufficient  knowledge  to support  management  representations  that  they  have  exercised  reasonable  diligence  that  (i)  the  audited financial  statements  do  not  contain  any  untrue  statement  of  material  fact  or  omit  to  state  a  material  fact required  to  be  stated  or  that  is  necessary  to  make  a  statement  not  misleading  in  light  of  the  circumstances under  which  it  is  made,  as  of  the  date  of and  for  the  periods  presented  by  the  audited  financial  statements and  that  (ii)  the  audited  financial  statements  fairly  present  in  all  material  respects  the  financial  condition,

results of operations and cash flows of the Company, as of the date of and for the periods presented by the audited financial statements.

In  contrast  to  the  certificate  required  under  National  Instrument  52-109  Certification  of  Disclosure  in

Issuers’   Annual   and   Interim   Filings   (NI   52-109),   the   Company   utilizes   the   Venture   Issuer   Basic

Certificate  which  does  not  include  representations  relating  to  the  establishment  and  maintenance  of disclosure  controls  and  procedures  (DC&P)  and  internal  controls  over  financial  reporting  (ICFR),  as defined  in  NI  52-109.  In  particular,  the  certifying  officers  filing  Venture  Issuer  Basic  Certificate  are  not making any representations relating to the establishment and maintenance of:

i)

controls   and   other   procedures   designed   to   provide   reasonable   assurance   that

information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed,

summarized  and  reported  within  the  time  periods  specified  in  securities  legislation;

and

ii)

a  process  to   provide  reasonable  assurance   regarding  the  reliability   of  financial

reporting   and   the   preparation   of   financial   statements   for   external   purposes   in

accordance with the issuer’s GAAP.

The  Company’s  certifying  officers  are  responsible  for  ensuring  that  processes  are  in  place  to  provide them with sufficient knowledge to support the representations they are making in this certificate.

Investors should be aware that inherent limitations on the ability of certifying officers of the Company to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

Share Capital

Our  authorized  capital  consists  of  65,000,000  shares,  consisting  of  50,000,000  common  shares  without par  value,  10,000,000  preferred  shares  with  a  par  value  of  $1.00  per  share  and  5,000,000  Class  "A"  non-

voting  shares  without  par value.   Of  the  50,000,000  common  shares  without  par  value,  30,725,118  shares

(excluding the 217,422 shares owned by Rand) were outstanding as of the date of this report. There are no

Preferred or Class "A" Shares currently outstanding.

During  the year  ended  April  30,  2011,  we  issued  460,929  common  shares  for  warrants  exercised  at  $0.20 per share and issued 1,894,333 units of private placement at $0.15 per unit for proceeds of $284,150

The  following  is  a  summary  of  the  stock  options  and  share  purchase  warrants  outstanding  as  at  April  30,

2011:

Stock options:

Expiry Date

Exercise

Number

Remaining

price

of options

contractual life

(years)

$

August 1, 2013

0.40

400,000

2.26

April 22, 2014

0.21

375,000

2.98

April 19, 2015

0.21

50,000

3.97

October 21, 2015

0.14

750,000

4.48

Options Outstanding

1,575,000

Options Exercisable

393,570

Share purchase warrants:

Expiry Date

Exercise

Number

price

of warrants

$

July 26, 2011

0.20

840,000

September 24, 2011

0.20

1,355,000

February 24, 2012

0.20

1,894,333

Warrants Outstanding

4,089,333

Changes in Accounting Policies

The  audited  consolidated  financial  statements  for  the  year  ended  April  30,  2011  have  been  prepared  in accordance with Canadian generally accepted accounting principles.

IFRS Implementation Plan

We   have   commenced   the   development   of  an   International   Financial   Reporting   Standards   (“IFRS”)

implementation  plan  to  prepare  for  this  transition,  and  are  currently  in  the  process  of  analyzing  the  key

areas  where  changes  to  current  accounting  policies  may  be  required.   While  an  analysis  will  be  required

for all current accounting policies, the initial key areas of assessment will include:

*     Exploration and development expenditures;

*     Property and equipment (measurement and valuation);

*     Stock-based compensation;

*     Accounting for income taxes; and

*     First-time adoption of International Financial Reporting Standards (IFRS 1).

As  the  analysis  of  each  of  the  key  areas  progresses,  other  elements  of  our  IFRS  implementation  plan  will

also   be   addressed,   including:   the   implication   of  changes   to   accounting   policies   and   processes   and

financial  statement  note  disclosure.   The  table  below  summarizes  the  expected  timing  of  activities  related to our transition to IFRS:

Initial  analysis  of  key  areas  for  which  changes  to  accounting  policies  may

In progress now

be required

Detailed  analysis  of  all  relevant  IFRS  requirements  and  identification  of

In progress now

areas  requiring  accounting  policy  changes  or  those  with  accounting  policy alternatives

Assessment of first-time adoption (IFRS 1) requirements and alternatives

In progress now

Final  determination  of  changes  to  accounting  policies  and  choices  to  be

In discussion with auditors

made with respect to first-time adoption alternatives

Resolution  of  the  accounting  policy  change  implications  on  the  accounting

In analysis

processes

Quantification  of  the  financial  statement  impact  of  changes  in  accounting

In analysis

policies

Subsequent Events

Convertible Debenture

On  June  1,  2011,  the  convertible  debenture  for  total  principal  of  $20,000  matured  and  was  not  paid.   The

debenture boar interests at  8% per annum payable monthly, was unsecured and due one year from date of issuance.  The  unpaid  amount  of  principal  can  be  converted  at  any  time  at  the  holder’s  option  into  shares of the Company’s common stock at a price of $0.20 per share.

Warrants expired

On  July  26,  2011,  840,000  warrants  of  the  Company  exercisable  at  $0.20  per  share  into  the  Company’s common stock have expired, unexercised.

Private placement

On June 9, 2011, the Company completed a private placement, whereby it issued 2,043,300 units at $0.15 per  unit  for  proceeds  of  $306,450.  Each  private  placement  unit  consisted  of  one  common  share  and  one half  share  purchase  warrant.  Two  half  warrants  entitle  the  holder  to  purchase  one  additional  share  of common stock at a price of $0.20 per share for one year.

Minewest subscription received

During  May,  2011  Minewest  received  total  subscriptions  of  $20,000  for  100,000  common  shares  of

Minewest. The shares have not yet been issued.

Approval

Our  Board  of  Directors  have  approved  the  disclosures  in  this  MD&A.    A  copy  of  this  MD&A  will  be

provided to anyone who requests it.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements.

Additional Information

Additional information relating to our company is available on SEDAR at www.sedar.com.